Exhibit (a)(5)(iii)

Tender to the Share Offer by Goldcorp Inc.	Exeter Resource Corp Event Type: Friendly Takeover Bid CUSIP #: 301 835 104 Launch Date: April 20, 2017 Tender Deadline: May 26, 2017 5:00 PM Toronto Time Information Agent: Kingsdale Advisors

Questions & Answers

Exeter Resource Corporation, founded in 2003, is a mineral exploration company engaged in the acquisition, exploration and development of resource properties in the Americas. The Company is focused on the exploration and development of the Caspiche copper gold porphyry project in the Maricunga District in Chile. The Company is incorporated under the laws of British Columbia and is listed on the Frankfurt Stock Exchange under the trading symbol “EXB”, the NYSE-MKT under the trading symbol XRA and on the TSX under the trading symbol, “XRC”. Corporate operations of the Company are directed from Vancouver and Chile, by management and directors who have professional expertise and extensive industry experience.

KEY DATES

Launch Date: April 20, 2017

Tender Deadline: May 26, 2017 5:00 PM Toronto Time

Q What is the offer by Goldcorp?

A: Goldcorp Inc. (“Goldcorp” or the “Offeror”) offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding common shares of Exeter Resource Corporation (“Exeter”), which includes common shares of Exeter that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon exercise of Options (as defined in the Offer to Purchase) (collectively, the “Exeter Shares”).

Under the Offer, each holder of Exeter Shares (each a “Shareholder” and collectively, the “Shareholders”), is entitled to receive 0.12 of a common share, without par value, in the capital of Goldcorp (each whole common share, a “Goldcorp Share”) in respect of each Exeter Share (the “Offer Consideration”).

Q: When does, the Offer Expire?

A: The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on May 26, 2017 unless the Offer is abridged, extended or withdrawn (the “Expiry Time”).

Q: Are there any Conditions to the Offer?

A: The Offer is conditional upon the specified conditions being satisfied, or where permitted, waived at 5:00 p.m. (Toronto time) on May 26, 2017 or such earlier or later time during which Exeter Shares may be deposited under the Offer, excluding the 10-day Mandatory Extension Period or any extension thereafter, including:

1. Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Exeter Shares that would represent more than 50% of the total number of outstanding Exeter Shares. This condition cannot be waived by the Offeror.

2. Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Exeter Shares that would represent at least 66 2/3% of the total number of outstanding Exeter Shares on a fully diluted basis. This condition can be waived by the Offeror.

3. The Support Agreement shall not have been terminated in accordance with its terms.

4. There not having occurred, prior to the Expiry Date, a Material Adverse Effect with respect to Exeter.

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Q: Can Goldcorp extend the Offer?

A: Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time. In accordance with applicable Law, if the Offeror is obligated to take up the Exeter Shares deposited at the expiry of the initial deposit period, it will extend the period during which Exeter Shares may be deposited under the Offer for a 10-day Mandatory Extension Period following the expiry of the initial deposit period and may extend the deposit period after such 10-day Mandatory Extension Period for one or more Optional Extension Periods. If the Offeror extends the Offer, it will notify the Depositary and publicly announce such extension or acceleration and, if required by applicable Law, mail you a copy of the notice of variation.

Q: How do I participate in the Offer?

A: If you are a registered Shareholder, you can accept the Offer by delivering to the Depositary before the Expiry Time: (a) the certificate(s) or DRS Advices representing the Exeter Shares in respect of which the Offer is being accepted; (b) a Letter of Transmittal in the form accompanying the Offer to Purchase and Circular or a manually signed facsimile thereof properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (c) all other documents required by the instructions set out in the Letter of Transmittal. If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

If your Exeter Shares are registered in the name of a nominee (commonly referred to as “in street name” or “street form”), you should contact your broker, investment dealer, bank, trust company or other nominee for assistance in tendering your Exeter Shares under the Offer. You should request your nominee to effect the transaction by tendering through a book-entry transfer, which is detailed in the Offer to Purchase and Circular and thus have your Exeter Shares tendered by your nominee through CDS or DTC, as applicable. Please be aware that each Nominee will have it’s own deadline for you to submit instructions to tender your shares which may be in advance of the market deadline, please contact your Nominee well in advance if you wish to submit instructions.

Q: Am I able to withdraw previously submitted Tenders? If so how?

A: Yes. You may withdraw Exeter Shares previously tendered by you at any time (i) before Exeter Shares deposited under the Offer are taken up by the Offeror, (ii) if your Exeter Shares have not been paid for by the Offeror within three Business Days after having been taken up by the Offeror, and (iii) in certain other circumstances. To withdraw Exeter Shares that have been tendered, you must deliver a written notice of withdrawal with the required information to the Depositary or your nominee if held in street form while you still have the right to withdraw the Exeter Shares.

Q: Does the Board make any recommendation for Shareholders?

A: The Exeter Board upon the unanimous recommendation of a special committee of independent directors of Exeter and after consultation with its financial and legal advisors, has unanimously determined that the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Exeter and the Shareholders and, accordingly, the Exeter Board unanimously recommends that Shareholders accept the Offer and deposit their Exeter Shares to the Offer. All of the directors and officers of Exeter, who own or control approximately 11% of the Exeter Shares, have entered into Lock-Up Agreements with Goldcorp pursuant to which they have agreed, among other things, to support the Offer and tender their Exeter Shares to the Offer.

Q: Why should I Accept the Offer?

A: Goldcorp believes that the Offer is compelling, and represents a superior alternative to continuing on the course set by the current Exeter Board and management of Exeter, for the following reasons:

Significant premium to Exeter Shareholders - Based on the closing price of the Goldcorp Shares on the TSX on March 27, 2017, the Offer Consideration has a value of approximately C$2.58 per Exeter Share. This represents a premium of approximately (i) 67% over the closing price of Exeter Shares on the TSX on March 27, 2017; and (ii) 60% based on the 20-day volume-weighted average share prices of Goldcorp and Exeter on the TSX for the period ended March 27, 2017. Prior to the announcement of the Offer, the Exeter Shares had not closed on the TSX above the value of the Offer Consideration of C$2.58 since April 2012.

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Continued Participation in Exeter’s Caspiche Project Shareholders will continue to benefit from any future increases in value associated with development of the Caspiche project following its intended contribution by Goldcorp as part of the JV Transaction without the significant single asset permitting, development and financing risk to which Shareholders are currently exposed. Goldcorp’s technical and financial resources will provide Shareholders with the opportunity to realize the maximum value potential at the Caspiche project in an expeditious manner. Further, Goldcorp has well-established relationships with local communities, government officials and other stakeholders in Chile as a result of its NuevaUnión project, a 50/50 joint venture that includes Goldcorp’s El Morro deposit and Teck Resources Limited’s Relincho deposit. Goldcorp has a highly regarded operating and development philosophy, and is focused on active and long-term community engagement, which includes developing relations with local populations, governments and stakeholders to ensure sustainable development and operations.

Unanimous Exeter Board Recommendation - The Exeter Board, upon the recommendation of the Special Committee, and after consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of Exeter, and unanimously recommends that Shareholders tender their Exeter Shares to the Offer. Scotiabank and Paradigm Capital Inc. have provided opinions to the Exeter Board and the Special Committee, respectively, that the Offer Consideration to be received by the Shareholders under the transaction is fair from a financial point of view.

Greater Liquidity and Ownership in an Industry Leader - As Shareholders will receive Goldcorp Shares as consideration under the Offer, they will become investors in Goldcorp, a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines. Shareholders will benefit from a significantly larger market capitalization, sufficient trading liquidity, strong investment grade financial profile, and broader analyst coverage above that currently enjoyed by Exeter, and will also be able to participate in Goldcorp’s quarterly dividends. The average trading value of Goldcorp Shares on the TSX for the 20 trading days ended March 27, 2017 was C$88.8 million per day versus C$0.1 million for Exeter Shares. In addition, Goldcorp is covered by 23 sell-side research analysts versus three for Exeter.

Exposure to Goldcorp’s High Quality Asset Portfolio and Growth Profile - Shareholders who tender to the Offer will gain exposure to Goldcorp’s suite of low-cost mines (including the Red Lake Gold Mine in Ontario, the Porcupine Mine in Ontario, the Musselwhite Mine in Ontario, the Peñasquito Mine in Mexico, the Éléonore Mine in Québec, the Cerro Negro Mine in Argentina, and the Pueblo Viejo Mine in Dominican Republic), which collectively comprise one of the strongest production profiles among senior gold producers. Goldcorp is projected to grow production by 20% by 2021. In addition, Goldcorp’s management has committed to targeting a 20% increase in reserves and 20% lower all-in sustaining costs by 2021, which will support future growth and value creation. Goldcorp’s asset portfolio and growth strategy will provide Shareholders with increased diversification, scale and liquidity, which should enhance the value of their Goldcorp Shares going forward.

Disciplined and Focused Management Team in Place with a Proven Track Record of Value Creation - The Offer will provide Shareholders with the benefit of both the project development and operational depth of the Goldcorp management team, which has a solid track record of developing and managing world-class mines for the benefit of all stakeholders.

Financial Capacity to Secure the Future of the Caspiche Project - To successfully advance the Caspiche project, Goldcorp’s resources and technical expertise will be advantageous to overcome the significant financial and dilutive pressures that would be faced by Exeter in prevailing market conditions. Goldcorp’s balance sheet, operating cash flow and access to capital markets, will be available to finance the development of the Caspiche project in a timely manner. Goldcorp’s investment grade balance sheet will ensure that development is financed in an optimal manner that maximizes value for all stakeholders. Goldcorp has demonstrated its ability to raise the financing required to fund significant development projects with minimal dilution to shareholders. With Goldcorp’s significant technical expertise and superior financial capacity, Goldcorp believes it is better positioned than Exeter to advance the Caspiche project through production while minimizing financing risk faced by Exeter, which may require dilutive financings that would materially impair the value of Shareholders’ investments.

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Eliminates Single Asset, Country Operating and Financial Risks - Shareholders will benefit from exposure to Goldcorp’s diversified portfolio of operating mines and projects situated throughout the Americas, eliminating the single asset and country risk currently at Exeter. In addition, Shareholders will benefit going forward from Goldcorp’s strong balance sheet and financial strength, including flexibility to access capital that will enable Goldcorp to capitalize on its existing development pipeline and opportunities that arise within the industry.

Opportunity to Defer Taxation on Capital Gains - For Canadian tax purposes, Canadian resident Shareholders who hold their Exeter Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the exchange of their Exeter Shares for Goldcorp Shares pursuant to the Offer. For U.S. federal income tax purposes, the Offer is intended to qualify as a reorganization. If the Offer qualifies as a reorganization, U.S. Shareholders may qualify for the non-recognition of capital gains or losses from disposal of their Exeter Shares. U.S. tax laws are complex and the consequences may not be fully described herein. U.S. Shareholders are encouraged to consult their tax advisors. Shareholders who constitute 10% Holders will be liable to Chilean tax on the exchange, and the Offeror will withhold from payment the amount required by Chilean law. The foregoing list of factors is not intended to be exhaustive. Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

Low Conditionality of the Offer – The Offer is only subject to a limited number of conditions, which includes the Statutory Minimum Condition. The low conditionality of the Offer provides certainty to Shareholders that the Offer will be completed successfully and lowers the execution risk of the Offer.

Q: If Goldcorp is successful in acquiring 66.67% of the Exeter shares, but does not get >90%, what is the next step? What if more than 50% of the Exeter shares are tendered but less than 66.67%?

A: If Goldcorp is successful in acquiring >90% of the Exeter shares, Goldcorp can proceed by way of a compulsory acquisition transaction.

If Goldcorp acquires more than 66.67%, but less than 90%, then a subsequent acquisition transaction will take place. If less than 66.67% of the shares are tendered, Goldcorp can reduce the minimum tender condition to 50% and proceed with the subsequent acquisition transaction for the remaining shares of Exeter.

Q: If a shareholder tenders their shares and the take-over is not successful what happens?

A: If the bid conditions are not met, the bid will expire and shares of Exeter will not be taken up and paid for by the Offeror. Shares will be returned, at the Offeror’s expense, upon the expiry or withdrawal of the Offer and Exeter will remain an independent publicly listed entity.

Q: The deal was previously announced as a Plan of Arrangement, why was it changed to a Takeover Offer?

A: There are pros and cons of proceeding via either approach. Goldcorp ultimately decided that a friendly bid provided more flexibility and increased the likelihood of success in the shortest period of time while maintaining the same terms offered to Exeter shareholder under a plan. The transaction remains friendly and has the unanimous support of the board of Exeter, the terms of the offer remain unchanged from what was first announced.

Q: Based on my understanding most ‘friendly’ deals are done by way of a plan of arrangement and take-over bids are for ‘hostile’ deals?

A: There are pros and cons of proceeding via either approach. We ultimately decided that a friendly bid provided more flexibility and increased the likelihood of success while maintaining the same terms offered to Exeter shareholders under a plan. The transaction remains friendly and has the unanimous support of the board of Exeter.

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Q: Why does Goldcorp feel they need more “flexibility” to complete the transaction?

A: In the case of a bid, Goldcorp has more ability to manage the transaction as Goldcorp sees fit at a minimal cost. The fully supported Bid increases flexibility and allows for the quickest and most cost-effective completion.

Q: Are there any adverse tax consequences for Exeter’s shareholders by changing from a plan to a friendly take-over bid?

A: No, it will remain the same.

Q: Is Goldcorp getting an indication that they will not be in a position to get 66.67% of the votes cast in support of the transaction at the Exeter shareholder meeting? Is it the reason for the change from a plan to a bid?

A: No Goldcorp has no such indications. After analyzing both deal structures with their legal, accounting, tax and financial advisors, Goldcorp felt it was justified to change to a fully supported bid structure to allow us more flexibility to get to a successful completion in the most timely and cost effective manner. The Exeter shareholders have a highly compelling offer for their shares under both deal structures. Goldcorp had the choice to either proceed with the Plan of Arrangement or go ahead with the Friendly Bid from the very beginning.

Q: What is the change in timing that has now occurred?

A: The timeframe is essentially unchanged as compared to the plan. The supported take-over bid has to remain open for a minimum period of 36 days from April 20, plus an additional 10-day mandatory extension. So Goldcorp would expect to take up and pay for the Exeter shares, assuming the minimum tender condition is met, shortly after. Second-step and/or compulsory acquisition transactions would extend beyond this timeframe but without any impact to shareholders who have tendered prior to the expiry of the Offer on May 26.

Q: Why didn’t you initially launch a take-over bid if it allows Goldcorp more flexibility?

A: The Plan allowed us to provide a beneficial tax structure in a simpler process; the bid provides the same tax benefits for Exeter shareholders but requires additional work for Goldcorp to implement. During the Offer period Goldcorp always had the option to pursue a take-over bid and after careful consideration with their legal, accounting, tax and financial advisors, Goldcorp chose the structure that increases our flexibility, which is the take-over bid.

Q: If a shareholder tenders their shares and the take-over is not successful what happens?

A: Please refer to section [8] of the Offer. If the bid conditions are not met, the bid will expire and shares of Exeter will not be taken up and paid for by Goldcorp. Shares will be returned, at Goldcorp’s expense, upon the expiry or withdrawal of the Offer and Exeter will remain an independent publicly listed entity. In such a case, there is a risk that Exeter’s share price might be subject to a significant decrease in value as a result of an unsuccessful bid.

Q: Is the concurrent announcement of the Cerro Casale transaction with Barrick and Kinross contingent on the closing of the Exeter transaction?

A: No, the transactions are not contingent on one another.

Q: If Goldcorp is successful in acquiring 66.67% of the Exeter shares, but does not get >90%, what is the next step? What if more than 50% of the Exeter shares are tendered but less than 66.67%?

A: If Goldcorp is successful in acquiring >90% of the Exeter shares, Goldcorp can proceed by way of a compulsory squeeze out transaction.

If Goldcorp acquires more than 66.67%, but less than 90%, then a subsequent acquisition transaction will take place. If less than 66.67% of the shares are tendered, Goldcorp can reduce the minimum tender condition to 50% and proceed with the subsequent acquisition transaction for the remaining shares of Exeter.

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